     As filed with the Securities and Exchange Commission on July 22, 1999
                                                      Registration No. 333-69537
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------
                        POST-EFFECTIVE AMENDMENT NO. 1
                                 TO FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               NCRIC GROUP, INC.
                (Name of Small Business Issuer in Its Charter)

      District of Columbia                     6331                     52-2134774
 (State or other jurisdiction        (Primary standard industrial    (I.R.S. employer
of incorporation or organization)    classification code number)    identification number)

                            1115 30th Street, N.W.
                            Washington, D.C. 20007
                                (202) 969-1866
                  (Address and telephone number of principal
              executive offices and principal place of business)

                               R. Ray Pate, Jr.
                     President and Chief Executive Officer
                            1115 30th Street, N.W.
                            Washington, D.C. 20007
                                (202) 969-1866
           (Name, address and telephone number of agent for service)

                                  Copies to:
         James B. Halpern, Esq.                    John J. Gorman, Esq.
          John P. Foley, Esq.                    Robert I. Lipsher, Esq.
 Arent Fox Kintner Plotkin & Kahn, PLLC    Luse Lehman Gorman Pomerenk &
     1050 Connecticut Avenue, N.W.                    Schick, P.C.
      Washington, D.C. 20036-5339         5335 Wisconsin Avenue, N.W., Suite 400
             (202) 857-6246                       Washington, D.C. 20015
                                                       (202) 274-2000

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 27.  Exhibits
        Exhibit No.                     Description

        1.1**.........................  Engagement Letter
        1.2**.........................  Agency Agreement
        2.1**.........................  Plan of Reorganization
        2.2**.........................  Purchase Agreement Relating to
                                        HealthCare Consulting and  HCI Ventures
        2.3**.........................  Purchase Agreement Relating to
                                        Employee Benefits Services
        3.1**.........................  Articles of incorporation of NCRIC Group
        3.2**.........................  Bylaws of NCRIC Group
        5.1**.........................  Opinion of Arent Fox Kintner Plotkin &
                                        Kahn, PLLC
        10.1**........................  Lease
        10.2**........................  Amendment to Lease
        10.3**........................  Stock Option Plan
        10.4**........................  Employee Stock Ownership Plan
        10.5**........................  Stock Award Plan
        10.6**........................  Employment Agreement between National
                                        Capital Underwriters, Inc. and R. Ray Pate, Jr.
        10.7**........................  Amendment to Employment Agreement
                                        between NCRIC, Inc. and R. Ray Pate, Jr.
        10.8**........................  Employment Agreement between National
                                        Capital Underwriters, and Stephen S. Fargis
        10.9**........................  Employment Agreement between NCRIC,
                                        Inc. and Rebecca B. Crunk
        10.10**.......................  Employment Agreement between NCRIC MSO, Inc. and
                                        L.E. Shepherd, Jr.
        10.11**.......................  Employment Agreement between NCRIC MSO, Inc. and William A.
                                        HunterJr.
        10.12**.......................  Employment Agreement between NCRIC MSO, Inc. and Barry S.
                                        Pill
        10.13**.......................  Administrative Services Agreement

        Exhibit No.                     Description
        10.14**........................ Tax Sharing Agreement
        10.15**........................ Operating Agreement among NCRIC Group, NCRIC MSO, Inc.,
                                        HealthCare Consulting, HCI Ventures, L.E. Shepherd, Jr.,
                                        William A. Hunter and Barry S. Pillow
        21.1**......................... Subsidiaries
        23.1**......................... Consent of Arent Fox Kintner Plotkin & Kahn, PLLC -
                                        included in Exhibit 5.1
        23.2**......................... Consent of Deloitte & Touche LLP
        23.3**......................... Consent of RP Financial regarding Initial Valuation Report and Updated Valuation Report
        23.4*.......................... Consent of RP Financial regarding Final Valuation Report
        24.1**......................... Power of Attorney
        27.1**......................... Financial Data Schedule for 1997
        27.2**......................... Financial Data Schedule for nine months ended September 30, 1998
        27.3**......................... Financial Data Schedule for 1998
        99.1**......................... Initial Valuation Report prepared by RP Financial
        99.2**......................... Updated Valuation Report of RP Financial
        99.3*.......................... Final Valuation Report prepared by RP Financial
        99.4**......................... Letter on Subscription Rights prepared by RP Financial
        99.5**......................... Agreement - Power of Attorney
        99.6**......................... Internal Revenue Service Private Letter Ruling

--------------------------

*       Filed herewith.
**      Previously filed.

                                  SIGNATURES

         In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this post-effective amendment to be signed on its behalf by the undersigned, in Washington, D.C. on July ___, 1999.


                                        NCRIC GROUP, INC.


                                        By:   /s/ R. Ray Pate, Jr.
                                           -------------------------------------
                                              R. Ray Pate, Jr.
                                           President and Chief Executive Officer


         In accordance with the requirements of the Securities Act, this amendment has been signed by the following persons in the capacities and on the dates stated:

Signature                            Title                               Date



                  *                  Chair of the Board           July ___, 1999
------------------------------
     Nelson P. Trujillo, M.D.        of Directors


  /s/ R. Ray Pate, Jr.               President, Chief Executive   July ___, 1999
------------------------------
          R. Ray Pate, Jr.           Officer and Director
                                     Principal Executive
                                     Officer


  /s/ Rebecca B. Crunk               Chief Financial Officer      July ___, 1999
------------------------------
        Rebecca B. Crunk             Principal Financial and
                                     Accounting Officer


                  *                  Director                     July ___, 1999
------------------------------
      Vincent C. Burke, III


                  *                  Director                     July ___, 1999
------------------------------
   Pamela W. Coleman, M.D.

                  *                  Director                     July ___, 1999
------------------------------
   Charles H. Epps, Jr., M.D.


                  *                  Director                     July ___, 1999
------------------------------
  Leonard M. Glassman, M.D.


                  *                  Director                     July ___, 1999
------------------------------
        J. Paul McNamara


                  *                  Director                     July ___, 1999
------------------------------
       Leonard Parver, M.D.


                  *                  Director                     July ___, 1999
------------------------------
    Raymond Scalettar, M.D.


                  *                  Director                     July ___, 1999
------------------------------
    David M. Seitzman, M.D.


*By:  /s/ R. Ray Pate, Jr.                                        July ___, 1999
    --------------------------------
             R. Ray Pate, Jr.
             Attorney-in-fact